                                                FILED PURSUANT TO RULE 424(b)(5)
                                                      REGISTRATION NO. 333-24637

PROSPECTUS SUPPLEMENT
(TO PROSPECTUS DATED APRIL 21, 1997)

                               4,200,000 SHARES
LOGO                         CAMDEN PROPERTY TRUST
                     COMMON SHARES OF BENEFICIAL INTEREST

  Camden Property Trust (the "Company") is a fully integrated, self-administered and self-managed real estate investment trust (a "REIT") which owns, operates and develops multifamily properties in six states primarily in the Southwest, Southeast and Midwest regions of the United States. The Company is one of the largest publicly-traded REIT owners of multifamily properties (based on the number of apartment units owned) in the United States. As of June 26, 1997, following the acquisition of Paragon Group, Inc., the Company owned, or had interests in, and operated 102 multifamily properties containing 32,730 units with a weighted average occupancy rate of 94.3%. The Company also had five newly constructed multifamily properties containing 1,524 units which are in the lease-up phase and three multifamily properties under development which will, when completed, add 1,110 units to its portfolio. Upon completion of the development properties, the Company's portfolio will consist of 110 multifamily properties containing 35,364 units.

  All of the Common Shares of the Company offered hereby are being offered by the Company (the "Offering"). The Common Shares are listed on the New York Stock Exchange (the "NYSE") under the symbol "CPT." On July 15, 1997, the last reported sale price of the Common Shares on the NYSE was $31 1/8 per share.

  SEE "RISK FACTORS" ON PAGE S-5 FOR MATERIAL RISKS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

THESE  SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE  SECURITIES AND
 EXCHANGE  COMMISSION  OR  ANY  STATE   SECURITIES  COMMISSION  NOR  HAS  THE
  SECURITIES  AND EXCHANGE  COMMISSION  OR ANY  STATE SECURITIES  COMMISSION
   PASSED UPON  THE ACCURACY OR  ADEQUACY OF THIS PROSPECTUS  SUPPLEMENT OR
    THE  PROSPECTUS. ANY  REPRESENTATION  TO THE  CONTRARY  IS A  CRIMINAL
     OFFENSE.

-------------------------------------------------------------------------------

                                           PRICE      UNDERWRITING    PROCEEDS
                                           TO THE    DISCOUNTS AND     TO THE
                                           PUBLIC    COMMISSIONS(1)  COMPANY(2)
--------------------------------------------------------------------------------
Per Share..............................    $31.00        $1.55         $29.45
Total(3)............................... $130,200,000   $6,510,000   $123,690,000
--------------------------------------------------------------------------------

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before adding certain reimbursements by the Underwriters for expenses of the Company and other items. See "Underwriting."
(3) The Company has granted the Underwriters a 30-day option to purchase up to an aggregate of 630,000 additional Common Shares on the same terms and conditions as set forth above, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting Discounts and Commissions and Proceeds to the Company will be $149,730,000, $7,486,500, and $142,243,500, respectively. See
    "Underwriting."

  The Common Shares are offered by the Underwriters, subject to prior sale, when, as and if delivered to and accepted by the Underwriters, and subject to their right to reject orders in whole or in part. It is expected that delivery of the Common Shares offered hereby will be made in New York on or about July 21, 1997.

DONALDSON, LUFKIN & JENRETTE                                MERRILL LYNCH & CO.
      SECURITIES CORPORATION

           The date of this Prospectus Supplement is July 16, 1997.

                          Camden's Principal Markets

                            [U.S. MAP APPEARS HERE]





        Apartments Units Owned                       Geographic Distribution
                                                         of Properties*

         [GRAPH APPEARS HERE]                          [GRAPH APPEARS HERE]


*As of June 26, 1997                           *Based on 1997 Budgeted Revenues



THE UNDERWRITERS MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON SHARES OFFERED HEREBY. SUCH TRANSACTIONS MAY INCLUDE STABILIZING TRANSACTIONS AND THE PURCHASE OF COMMON SHARES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING" HEREIN.

                                    SUMMARY

     The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus or incorporated herein or therein by reference. This Prospectus Supplement and the accompanying Prospectus, including incorporated documents, contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors, among others, which may cause such a difference are set forth under the caption "Risk Factors" in this Prospectus Supplement.


                                  THE COMPANY

     Camden Property Trust (the "Company") is a fully integrated, self-administered and self-managed real estate investment trust (a "REIT") which owns, operates and develops multifamily properties in six states primarily in the Southwest, Southeast and Midwest regions of the United States. The Company is one of the largest publicly-traded REIT owners of multifamily properties (based on the number of apartment units owned) in the United States. As of June 26, 1997, the Company owned, or had interests in, 110 multifamily properties (the "Properties") containing 35,364 units located in 12 metropolitan markets. The Properties include 102 stabilized properties, which had a weighted average occupancy rate of 94.3% (the "Stabilized Properties"), five newly-constructed multifamily properties containing 1,524 units in the lease-up phase (the "Lease-Up Properties," and collectively with the Stabilized Properties, the "Operating Properties"), and three multifamily properties under development in Houston and Dallas which will, when completed, add 1,110 units to the Company's portfolio (the "Development Properties"). In addition to the Properties, the Company has one site in Denver which it intends to develop. The Company is vertically integrated, with operations that encompass multifamily property acquisition, development, construction services, marketing, finance, leasing, brokerage and asset management.

     As a result of the Offering, the Company's ratio of debt-to-total-market-capitalization (defined as the ratio of total consolidated debt to the current market value of all the common shares of beneficial interest, par value $0.01 per share (the "Common Shares") (including Common Shares issuable upon conversion of limited partnership units ("OP Units") in Camden Operating, L.P. (the "Operating Partnership")), plus total consolidated debt), will be reduced to approximately 30.9%, compared to a ratio of 32.3% before the Paragon Acquisition (as defined below) and a ratio as of July 15, 1997 of 39.2% (each such ratio based on the July 15, 1997 last reported sale price of the Common Shares on the NYSE of $31 1/8 per share). After giving effect to the Offering, the Company will have approximately $126 million of availability under its $150 million unsecured revolving credit facility (the "Unsecured Credit Facility").

                              RECENT DEVELOPMENTS

     . The Paragon Acquisition. On April 15, 1997, the Company completed the acquisition of Paragon Group, Inc. ("Paragon"), a Maryland corporation (the "Paragon Acquisition"). The Paragon Acquisition was valued at approximately $620 million and increased the size of the Company's portfolio from 53 to 110 multifamily properties and from 19,389 to 35,364 units. The Company believes that the Paragon Acquisition represents the acquisition of a solid portfolio of multifamily properties in strong markets at a favorable yield and also provides the Company with opportunities to improve the operating performance of the acquired assets through operating efficiencies, implementation of renovation programs and enhancement of marketing efforts. The Company believes that, in addition to being accretive on a funds from operations per share basis during the first year following the Paragon Acquisition, the Paragon Acquisition provided a unique opportunity for geographic expansion into attractive growth-oriented markets in the Southeast and Midwest.

     . Issuance of Reset Notes. On May 9, 1997, the Company completed an offering of Remarketed Reset Notes due May 9, 2002 in an aggregate principal amount of $75 million (the "Reset Notes"). The interest rate on the Reset Notes will be reset on a periodic basis and as of July 15, 1997 was 6.1% per annum. The net proceeds of approximately $74.8 million from the sale of the Reset Notes were used to reduce indebtedness outstanding under the Unsecured Credit Facility.

     . Issuance of Medium Term Notes. On June 20, 1997, the Company issued $25 million principal amount of 7.17% notes due June 21, 2004 from its $196 million Medium Term Notes program. The net proceeds of approximately $24.9 million were used to reduce indebtedness outstanding under the Unsecured Credit Facility.

     . Property Acquisitions. In June 1997, the Company used its Unsecured Credit Facility to purchase for $3.9 million a 96-unit apartment property in Tampa, Florida, adjacent to a property acquired in the Paragon Acquisition. The Company is currently in negotiations to acquire other properties consistent with its pursuit of acquisitions in the ordinary course of its business.

     . Development Activity. Two of the Lease-Up Properties, containing 668 units, were completed in 1997, for a total investment of $35.3 million. The Company acquired the remaining three Lease-Up Properties, which represent a total investment of $44.0 million in 856 units, in the Paragon Acquisition. The Lease-Up Properties are expected to stabilize in the third and fourth quarters of 1997. The Development Properties are expected to be completed and stabilized in 1998 and represent a total investment of $64.1 million in 1,110 units.

     . Increased Distributions. As a result of the Company's improved operating performance, in March 1997 the Company announced a 3.2% increase in its regular quarterly distribution, commencing with the Company's distribution with respect to the first quarter of 1997, from $0.475 per Common Share to $0.49 per Common Share (equivalent to $1.96 per Common Share on an annualized basis). This represents the fourth consecutive annual increase since becoming a public company in 1993.

                                  RISK FACTORS

     An investment in the Common Shares involves various risks. Prospective investors should carefully consider the matters discussed in detail elsewhere in this Prospectus Supplement under the caption "Risk Factors."

                                  THE OFFERING


SECURITIES OFFERED....................  4,200,000 Common Shares

COMMON SHARES OUTSTANDING AFTER THE
 OFFERING.............................  31,002,349 (1)


USE OF PROCEEDS.......................  The net cash proceeds to the Company of approximately $124.1 million
                                        (approximately $142.6 million if the
                                        Underwriters' over-allotment option
                                        is exercised in full) will be used as
                                        follows: (i) approximately $66.7
                                        million to retire secured
                                        indebtedness assumed in the Paragon
                                        Acquisition which bears interest at a
                                        rate of 8.36% per annum; and (ii) the
                                        balance to repay amounts drawn under
                                        the Unsecured Credit Facility to fund
                                        Lease-Up Properties completed in the
                                        first quarter of 1997. As a result of
                                        the Offering, the Company's ratio of
                                        debt-to-total-market-capitalization will
                                        be reduced to 30.9%. In addition, the
                                        Offering will result in the Company's
                                        total secured indebtedness being reduced from $239.8 million to $173.1 million. See "Use of Proceeds."

NYSE SYMBOL...........................  CPT

----------------

     (1) Does not include (i) 897,733 Common Shares reserved for issuance upon the exercise of outstanding options granted pursuant to the Company's 1993 Share Incentive Plan (the "Plan"), (ii) 2,346,640 Common Shares issuable upon conversion of OP Units, (iii) 299,583 Common Shares issuable upon conversion of the Company's outstanding convertible debentures, and (iv) 183,434 Common Shares awarded under the Plan to certain executive officers of the Company and held in trust by the Company.

     Unless otherwise indicated, the information in this Prospectus Supplement assumes no exercise of the Underwriters' option to purchase up to 630,000 additional Common Shares to cover over-allotments, if any.

                                 RISK FACTORS

     An investment in the Common Shares involves various risks. Prospective investors should carefully consider the following information in conjunction with the other information contained or incorporated by reference in this Prospectus Supplement and the attached Prospectus before making a decision to purchase Common Shares. This Prospectus Supplement and the accompanying Prospectus, including incorporated documents, contain forward-looking statements within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act. The Company's actual results could differ materially from those set forth in the forward-looking statements. Certain factors, among others, which may cause such a difference are set forth below.

REAL ESTATE INVESTMENT RISKS

GENERAL.

     Real property investments are subject to varying degrees of risk. The yields from equity investments in real estate depend upon the amount of income generated and expenses incurred. If the Company's multifamily property portfolio does not generate income sufficient to meet operating expenses, debt service and capital expenditures, the Company's ability to make distributions to its shareholders will be adversely affected. Income from multifamily properties may be adversely affected by the general economic climate, local conditions such as oversupply of apartments or a reduction in demand for apartments in the area, the attractiveness of the properties to residents, competition from other available apartments, inability to collect rent from residents, changes in market rental rates, the need to periodically repair, renovate and relet space, and the ability of the owner to pay for adequate maintenance and insurance and increased operating costs (including real estate taxes). Certain significant expenditures associated with each equity investment (such as mortgage payments, if any, real estate taxes and maintenance costs) are generally not reduced when circumstances cause a reduction in income from the investment. In addition, income from properties and real estate values also are affected by such factors as applicable laws, including tax laws, interest rate levels and the availability of financing.

ACQUISITION RISKS.

     As a result of the Paragon Acquisition, the Company increased its portfolio of apartment units owned from 19,389 to 35,364, an increase of over 82%.
Several of the properties acquired by the Company through the Paragon Acquisition are in markets where the Company has not historically managed properties. Due primarily to the number and relative geographic diversity of the Properties after the Paragon Acquisition, the Company may not have adequate management or other personnel or adequate systems or other resources to manage its portfolio or the Properties to the same level of efficiency as before the Paragon Acquisition, which could adversely affect operations and result in less cash available for distributions to shareholders. Though the Company believes that through operating efficiencies, implementation of renovation programs and enhancement of marketing efforts, a significant cost savings in operating costs and general and administrative expenses can be achieved, there can be no assurance as to the timing or extent of such savings.

     The Company, in the normal course of its business, is continually evaluating a number of potential acquisitions and entering into non-binding letters of intent and may at any time, or from time to time, enter into contracts to acquire and may acquire additional properties. No assurance can be given, however, that the Company will have the opportunity to continue to make suitable property acquisitions on terms favorable to the Company.

DEPENDENCE ON GEOGRAPHICAL REGIONS.

     The Properties are located primarily in the Southwest, Southeast and Midwest regions of the United States. A decline in the economic conditions in those regions and in the market for apartments therein may have an adverse impact on the performance of the Company's property portfolio.

DEVELOPMENT RISKS.

     Risks associated with the Company's development and construction activities include: development opportunities may be abandoned; construction costs of a multifamily property may exceed original estimates, possibly making the multifamily property uneconomical; occupancy rates and rents at a newly completed multifamily property may not be sufficient to make the multifamily property profitable; financing may not be available on favorable terms for development of a multifamily property; and construction and lease-up may not be completed on schedule, resulting in increased debt service and construction costs. Development activities are also subject to risks relating to the inability to obtain, or delays in obtaining, all necessary zoning, land-use, building, occupancy, and other required governmental permits and authorizations. There can be no assurance that the Company will undertake to develop any particular site or that it will be able to complete such development if it is undertaken.

FINANCING OF DEVELOPMENT AND ACQUISITIONS.

     The Company anticipates that future development and acquisitions will be financed, in whole or in part, under existing unsecured credit facilities, unsecured medium term notes or other forms of unsecured financing or through the issuance of additional equity by the Company. The use of equity financing, rather than debt, for future developments or acquisitions could have a dilutive effect on the interests of existing shareholders of the Company. If new developments are financed under existing unsecured lines of credit, there is a risk that, unless substitute financing is obtained, further availability under the lines of credit for new development may not be available or may be available only on disadvantageous terms.

ILLIQUIDITY OF REAL ESTATE.

     Real estate investments are relatively illiquid and, therefore, will tend to limit the ability of the Company to vary its portfolio promptly in response to changes in economic or other conditions. In addition, the Internal Revenue Code of 1986, as amended (the "Code"), places limits on a REIT's ability to sell properties held for fewer than four years, which may affect the Company's ability to sell properties without adversely affecting returns to shareholders.

NO LIMITATION ON AMOUNT OF DEBT THAT MAY BE INCURRED AND POSSIBLE INABILITY TO REPAY DEBT

NO LIMITATION ON DEBT AND INCREASED INDEBTEDNESS.

     The Company intends to adhere to a policy of maintaining a debt-to-total-market-capitalization ratio of less than 50% and has maintained on a quarterly basis a financial structure with no more than 40% debt-to-total-market-capitalization since July 1993. However, the organizational documents of the Company do not limit the amount or percentage of indebtedness that it may incur. Therefore, the Company's Board of Trust Managers (the "Board") may alter or eliminate this policy without shareholder approval. Accordingly, the Company could become more leveraged, resulting in an increased risk of default on its obligations and in an increase in its debt service requirements, both of which could adversely affect the financial condition of the Company. An increase in the Company's total debt-to-total-market-capitalization ratio may adversely affect the Company's ability to access debt as well as equity capital markets in the future due to the resulting decreased ability to service debt.

DEBT FINANCING AND EXISTING DEBT MATURITIES.

     The Company is subject to the risks normally associated with debt financing, including the risk that the Company's funds from operations might be insufficient to meet required payments of principal and interest, the risk that existing indebtedness on the Properties (which in all cases will not have been fully amortized at maturity) might not be able to be refinanced or that the terms of such refinancing might not be as favorable as the terms of the existing indebtedness.

     The Company incurred and expects in the future to incur floating rate indebtedness in connection with the construction of multifamily properties, as well as for other purposes. In addition, additional indebtedness that the Company incurs under the Company's Unsecured Credit Facility also bears interest at a floating rate. Accordingly, increases in interest rates would increase the Company's interest costs (to the extent that the related indebtedness was not protected by interest rate protection arrangements).

OWNERSHIP LIMITS

     In order to maintain its qualification as a REIT, not more than 50% in value of the outstanding shares of the Company may be owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities) during the last half of a taxable year, and such shares must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months, or during a proportionate part of a shorter taxable year. In order to protect the Company against the risk of losing its status as a REIT due to a concentration of ownership among its shareholders, the Company's Declaration of Trust (the "Declaration of Trust") authorizes the Board to take such action as may be required to preserve the Company's qualification as a REIT. Additionally, the Declaration of Trust provides that, subject to certain exceptions, no holder may own, or be deemed to own, more than 9.8% of the total outstanding capital stock of the Company. The Board is not permitted to waive this restriction. Shares acquired or transferred in breach of this limitation will automatically be deemed to be Excess Securities held by the Company in trust and not entitled to vote or to participate in dividends or other distributions. Additionally, shares acquired or transferred in breach of this limitation may be purchased by the Company for the lesser of the price paid or the market price (as determined in the manner set forth in the Declaration of Trust).

     These ownership limits, as well as the ability of the Company to issue other classes of equity securities, may delay, defer or prevent a change in control of the Company and may also deter tender offers for the Common Shares, which offers may be attractive to the shareholders, or limit the opportunity of shareholders to receive a premium for their Common Shares that might otherwise exist if an investor were attempting to effect a change in control of the Company.

COMPETITION

     All of the Properties are located in developed areas. There are numerous other multifamily properties and real estate companies within the market areas of the Properties that compete with the Company for residents and development and acquisition opportunities, some of whom may have greater resources than the Company. The number of competitive multifamily properties and real estate companies in such areas could have a material effect on the Company's ability to rent its apartments, its ability to raise or maintain the rents charged and its development and acquisition opportunities.

ADVERSE CONSEQUENCES OF FAILURE TO QUALIFY AS A REIT

     The Company believes that it has operated so as to qualify as a REIT under the Code since its formation. Although management of the Company believes that the Company is organized and is operating in such a manner, no assurance can be given that the Company will be able to continue to operate in a manner so as to qualify or remain so qualified. Qualification as a REIT involves the application of highly technical and complex Code provisions for which there are only limited judicial or administrative interpretations and the determination of various factual matters and circumstances not entirely within the Company's control. For example, in order to qualify as a REIT, at least 95% of the Company's gross income in any year must be derived from qualifying sources and the Company must make distributions to shareholders aggregating annually at least 95% of its REIT taxable income (excluding net capital gains). In addition, no assurance can be given that new legislation, regulations, administrative interpretations or court decisions will not change the tax laws with respect to qualification as a REIT or the federal income tax consequences of such qualification. The Company is not aware, however, of any currently pending tax legislation that would adversely affect its ability to continue to qualify as a REIT.

     For any taxable year that the Company fails to qualify as a REIT, the Company will be subject to federal income tax (including any applicable alternative minimum tax) on its taxable income at corporate rates. In addition, unless entitled to relief under certain statutory provisions, the Company also will be disqualified from treatment as a REIT for the four taxable years following the year during which qualification is lost. This treatment would reduce the net earnings of the Company available for investment or distribution to shareholders because of the additional tax liability to the Company for the year or years involved. In addition, distributions no longer would be required to be made. To the extent that distributions to shareholders would have been made in anticipation of the Company's qualifying as a REIT, the Company might be required to borrow funds or to liquidate certain of its investments to pay the applicable tax.

     Prior to the Paragon Acquisition, Paragon represented to the Company that, since its formation, it had operated so as to qualify as a REIT under the Code. Under certain circumstances, the Company's qualification as a REIT could depend upon Paragon's qualification as a REIT for periods prior to the Paragon Acquisition, and in any event, the liabilities that the Company assumed in the Paragon Acquisition include Paragon's liability for any unpaid taxes, including taxes resulting if Paragon failed to qualify as a REIT for any period prior to the Paragon Acquisition.

EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON SHARES

     The market value of the Common Shares could be substantially affected by general market conditions, including changes in interest rates, government regulatory action and changes in tax laws. An increase in market interest rates may lead prospective purchasers of the Common Shares to demand a higher anticipated annual yield from future dividends. Such an increase in the required anticipated dividend yield may adversely affect the market price of outstanding Common Shares.

CHANGES IN POLICIES

     The major policies of the Company, including its policies with respect to acquisitions, financings, growth, operations, development, debt capitalization and distributions, are determined by the Board. The Board may from time to time amend or revise these and other policies without a vote of the shareholders of the Company. Accordingly, shareholders will have no control over changes in these and similar policies of the Company, and changes in the Company's policies may not fully serve the interest of all shareholders.

UNINSURED AND UNDERINSURED LOSSES COULD RESULT IN LOSS OF VALUE OF PROPERTY

     The Company carries comprehensive liability, fire, flood, extended coverage and rental loss insurance with respect to its properties and management believes such coverage is of the type and amount customarily obtained for or by an owner of real property assets. Similar coverage will be obtained for properties acquired in the future. The Company exercises its discretion in determining amounts, coverage limits and deductibility provisions of insurance, with a view to maintaining appropriate insurance on the Company's investments at a reasonable cost and on suitable terms. This may result in insurance coverage that in the event of a substantial loss would not be sufficient to pay the full current market value or current replacement cost of the Company's lost investment. Inflation, changes in building codes and ordinances, environmental considerations and other factors also might make it infeasible to use insurance proceeds to replace the property after such property has been damaged or destroyed.

POSSIBLE ENVIRONMENTAL LIABILITIES

     Under various federal, state and local laws, ordinances and regulations, a current or previous owner of real estate is liable to a governmental entity or third party for the costs of removal or remediation of certain hazardous or toxic substances or petroleum product releases on or in such property. Such laws often impose such liability without regard to whether the owner knew of, or was responsible for, the presence of such hazardous or toxic substances or petroleum product releases. The presence of such substances, or the failure to properly remediate such substances, may adversely affect the owner's ability to sell or rent such property or to borrow using such property as collateral. All of the Properties have been subjected to Phase I or similar environmental audits (which involve inspection without soil sampling or ground water analysis) by independent environmental consultants. None of the environmental audit reports have revealed any significant environmental liability, nor is the Company aware of any environmental liability with respect to the Properties that management believes would have a material adverse effect on the Company's business, assets or results of operations. No assurance can be given that existing environmental studies with respect to the Properties reveal all environmental liabilities or that any prior owner of any of the Properties did not create any material environmental condition not known to the Company.

COSTS OF COMPLIANCE WITH AMERICANS WITH DISABILITIES ACT, FAIR HOUSING AMENDMENTS ACT AND SIMILAR LAWS

     Under the Americans with Disabilities Act of 1990 (the "ADA"), whose requirements became effective in 1992, all places of public accommodation are required to meet certain federal requirements related to access and use by disabled persons. Although the ADA does not consider residential properties, such as multifamily properties, to be public accommodations or commercial facilities, except to the extent portions of such facilities are open to the public, and management of the Company believes that the Company's multifamily properties are substantially in compliance with the present requirements of the ADA, the Company may incur additional costs of complying with final ADA regulations.

     Failure to comply with the ADA could result in an imposition of fines or the award of damages to private litigants. If required changes involve greater expenditures than the Company currently anticipates, or if the changes must be made on a more accelerated basis than it anticipates, the Company's ability to make expected distributions could be adversely affected. The Company believes that its competitors face similar costs in complying with the requirements of the ADA.

     The Fair Housing Amendments Act of 1988 (the "FHAA") imposes certain requirements related to access by physically handicapped persons on multifamily properties first occupied after March 13, 1990 or for which construction permits were obtained after June 15, 1990. Noncompliance with the FHAA could result in the imposition of fines or the award of damages to private litigants. The Company believes that the Properties that are subject to the FHAA are in compliance with such law.

     A number of federal, state and local laws exist that may require modifications to the Properties, or restrict certain further renovations thereof, with respect to access thereto by disabled persons. Additional and future legislation may impose other burdens or restrictions on owners with respect to access by disabled persons. The ultimate costs of complying with the ADA, FHAA and other similar legislation are not currently ascertainable and, while such costs are not expected to have a material effect on the Company, such costs could be substantial. Limitations or restrictions on the completion of certain renovations may limit application of the Company's investment strategy in certain instances or reduce overall returns on the Company's investments.

                                  THE COMPANY

     The Company is a fully integrated, self-administered and self-managed REIT which owns, operates and develops multifamily properties in six states primarily in the Southwest, Southeast and Midwest regions of the United States. The Company is one of the largest publicly-traded REIT owners of multifamily properties (based on the number of apartment units owned) in the United States. As of June 26, 1997, the Company owned, or had interests in 110 Properties containing 35,364 units located in 12 metropolitan markets. The Properties include 102 Stabilized Properties that had a weighted average occupancy rate of 94.3%, five Lease-Up Properties containing 1,524 units and three Development Properties in Houston and Dallas which will, when completed, add 1,110 units to the Company's portfolio. In addition to the Properties, the Company has one site in Denver which it intends to develop. As a result of the Paragon Acquisition, the Company also owns indirect minority ownership interests in three commercial properties, which the Company does not manage. The Company is vertically integrated, with operations that encompass multifamily property acquisition, development, construction services, marketing, finance, leasing, brokerage and asset management.

     As a result of the Offering, the Company's ratio of debt-to-total-market-capitalization (defined as the ratio of total consolidated debt to the current market value of all the Common Shares (including Common Shares issuable upon conversion of OP Units) plus total consolidated debt) will be reduced to approximately 30.9%, compared to a ratio of 32.3% before the Paragon Acquisition and a ratio as of July 15, 1997 of 39.2% (each such ratio based on the July 15, 1997 closing price for the Common Shares on the NYSE of $31 1/8 per share). After giving effect to the Offering, the Company will have approximately $126 million of availability under the Unsecured Credit Facility.

     The Company has approximately 1,190 employees. The Company's principal executive office is located at 3200 Southwest Freeway, Suite 1500, Houston, Texas 77027 and its phone number is (713) 964-3555.


                              RECENT DEVELOPMENTS

THE PARAGON ACQUISITION

     On April 15, 1997, the Company completed the Paragon Acquisition, which was valued at approximately $620 million and increased the size of the Company's portfolio from 53 to 110 multifamily properties and from 19,389 to 35,364 units. In the Paragon Acquisition, each outstanding share of common stock of Paragon was converted into the right to receive 0.64 Common Shares of the Company and a total of 9,466,346 Common Shares were issued by the Company (not including 2,346,640 Common Shares issuable in the future upon conversion of OP Units). As a result of the Paragon Acquisition, the Company owns and operates its portfolio in part directly and in part through the Operating Partnership (an umbrella partnership). See "Properties -- Property Ownership Structure."

     The Company believes that the Paragon Acquisition will have an accretive effect on the Company's funds from operations per Common Share in the first year following the Paragon Acquisition, as well as increase the Company's capitalization and market equity. The Company's increased size as a result of the Paragon Acquisition should result in greater liquidity for holders of Common Shares. The Company believes that institutional investors prefer larger capitalization companies when making investment decisions, due to greater liquidity which allows the purchase and sale of larger volumes of securities such as the Common Shares without disrupting the market for such securities.

     The Company believes that the Paragon Acquisition represents the acquisition of a solid portfolio of multifamily properties in strong markets at a favorable yield and also provides the Company with opportunities to improve the operating performance of the acquired assets through operating efficiencies, implementation of renovation programs and enhancement of marketing efforts. The Paragon Acquisition also provided a unique opportunity for geographic expansion into attractive growth-oriented markets in the Southeast and Midwest, resulting in increased strength and predictability of the Company's cash flows. Geographic diversification reduces the vulnerability of the Company to economic cycles in any particular region.

     Management believes that the Paragon Acquisition also provided the Company with several operational and financial benefits, including but not limited to, elimination of several redundant positions and activities, the integration of office facilities, information systems, and public company expenses, and the realization of economics of scale by spreading costs over a large number of units, thereby improving the Company's profit margins. The Company believes that it will be able to achieve savings in operating costs and general and administrative expenses of approximately $6.0 million in the first 12 months after the Paragon Acquisition.

     Due to the benefits of increased size, scope and diversification, management believes that the Company is in a better position to receive a potential upgrade from credit rating agencies which could result in a lower relative cost of debt.

ISSUANCE OF RESET NOTES

     On May 9, 1997, the Company completed the offering of the Reset Notes in an aggregate principal amount of $75 million. The interest rate on the Reset Notes will be reset quarterly during the one-year period ending May 11, 1998 and will be the 90-day LIBOR plus 0.32% during such period. The interest rate on the Reset Notes as of July 15, 1997 was 6.1% per annum. After the initial one-year period, interest on the Reset Notes will be as agreed periodically between the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, acting as remarketing underwriter, pursuant to the terms of the Reset Notes and a related remarketing agreement and may be reset to either fixed or floating rates. The Reset Notes are redeemable after May 11, 1998 at the option of the Company, in whole or in part, at 100% of the principal amount. The net proceeds of approximately $74.8 million from the sale of the Reset Notes were used to reduce indebtedness outstanding under the Unsecured Credit Facility, most of which had been drawn to reduce secured debt assumed in the Paragon Acquisition.

ISSUANCE OF MEDIUM TERM NOTES

     On June 20, 1997, the Company issued $25 million principal amount of 7.17% notes due June 21, 2004 from its $196 million Medium Term Notes program. The net proceeds of approximately $24.9 million were used to reduce indebtedness outstanding under the Unsecured Credit Facility, portions of which were drawn to fund development activities.

PROPERTY ACQUISITIONS

     In June 1997, the Company used its Unsecured Credit Facility to purchase for $3.9 million a 96-unit apartment property located in Tampa, Florida, adjacent to a property acquired in the Paragon Acquisition. The Company is currently in negotiations to acquire other properties consistent with its pursuit of acquisitions in the ordinary course of its business. There is no assurance that any of these pending acquisitions will result in definitive contracts or completed acquisitions.

DEVELOPMENT ACTIVITY

     During 1997, the Company completed two of the Lease-Up Properties containing 668 units, which represent a total investment of $35.3 million. These properties are currently in the lease-up phase and are expected to be stabilized during the third and fourth quarters of 1997. The Company acquired the remaining three Lease-Up Properties in the Paragon Acquisition. These properties represent a total investment of $44.0 million in 856 units and are expected to be stabilized in the fourth quarter of 1997. The Development Properties in Houston and Dallas, when completed, will add 1,110 units and represent a total projected investment of $64.1 million. Completion and stabilization of the Development Properties are expected to be achieved during 1998. There can be no assurance that the Company's expectations with respect to completion and stabilization will be realized. See "Risk Factors."

  The following table lists certain information regarding the Lease-Up Properties and the Development Properties :



                           Number      Estimated          % Leased      Date of      Estimated
Property/Location         of Units    Cost (millions)    at 6/26/97    Completion   Stabilization
-----------------         --------    ---------------    ----------    ----------   -------------

Lease-Up Properties

  Sugar Grove                 380          $19.3             88%          1Q97              3Q97
   Houston, TX

  Arrowhead Springs           288           16.0             73           1Q97              4Q97
   Phoenix, AZ

  Park Commons/(1)/           232           11.3             56           2Q97              4Q97
   Charlotte, NC

  Brassfield Park/(1)/        336           17.1             72           2Q97              4Q97
   Greensboro, NC

  Camden Passage
  Phase II /(1)/              288           15.6             75           2Q97              4Q97
   Kansas City, MO
                            -----          -----
       Total                1,524          $79.3

Development Properties

  Buckingham                  464          $25.5             11           1Q98 /(2)/        3Q98
   Dallas, TX

  Centre Port                 268           14.0              0           1Q98 /(2)/        3Q98
   Dallas, TX

  Vanderbilt Phase II         378           24.6             32           1Q98 /(2)/        3Q98
   Houston, TX
                            -----          -----
       Total                1,110          $64.1

----------------------
(1) Acquired in Paragon Acquisition.
(2) Estimated date of completion.

  The Company is in negotiations to acquire additional development sites in various cities for a potential total investment of up to $150 million in new development. Construction on these sites is expected to commence during the next six to twelve months. There can be no assurance that any of these negotiations will result in definitive contracts or that all required pre-construction permits can be obtained.

INCREASED DISTRIBUTIONS

  As a result of the Company's improved operating performance, in March 1997 the Company announced a 3.2% increase in its regular quarterly distribution, commencing with the Company's distribution with respect to the first quarter of 1997, from $0.475 per Common Share to $0.49 per Common Share (equivalent to $1.96 per Common Share on an annualized basis). The first quarter dividend was paid on April 17, 1997. This represents the fourth consecutive annual increase since becoming a public company in 1993. The Company expects to continue to increase the dividend annually at a rate less than its estimated rate of growth in funds from operations per share.

                                  PROPERTIES

GENERAL

   The Operating Properties typically consist of two- and three-story buildings in a landscaped setting. The Operating Properties' units average 792 square feet of living area and provide residents with a variety of amenities. Most of the Operating Properties have one or more swimming pools and a clubhouse and many have whirlpool spas, tennis courts and controlled access gates. Many of the units offer additional features such as fireplaces, vaulted ceilings, microwave ovens, covered parking, icemakers, washers and dryers and ceiling fans.

   No single Stabilized Property accounts for greater than 5% of the Company's total revenues. The Stabilized Properties had a weighted average occupancy rate of 94.3% at June 26, 1997. Resident leases are generally for six-month to thirteen-month terms and require security deposits. Ninety-four of the Stabilized Properties have in excess of 200 units, with the largest having 804 units. Twenty-one of the Stabilized Properties were placed in service in the 10 years since 1988, 67 were placed in service between 1978 and 1987 and 14 were
placed in service before 1978.   The Company currently has five Lease-Up
Properties and three Development Properties.

   The Company's multifamily property portfolio at December 31, 1996 and June 26, 1997, after giving effect to the Paragon Acquisition, is summarized as follows:

                                   DECEMBER 31, 1996                  JUNE 26, 1997
                           --------------------------------  -------------------------------


                           NUMBER       NUMNBER OF           NUMBER        NUMBER OF
                          OF UNITS      PROPERTIES   %/(1)/  OF UNITS      PROPERTIES  %/(1)/
                          --------      ----------   ------- --------      ----------  ------
LOCATION

Texas
  Houston                  7,745            20       40%      7,745            20      22%
  Dallas                   6,777            18       35       9,381            26      27
  Austin                   1,745             6        9       1,745             6       5
  Other                    1,585             5        8       1,585             5       4
                          ------            --    -----      ------           ---    ----
  Total Texas Properties  17,852            49       92      20,456            57      58


Arizona                    1,537             4        8       1,537             4       4
Florida/(2)/                   -             -        -       6,007            21      17
Kentucky                       -             -        -       1,142             5       3
Missouri                       -             -        -       3,487            13      10
North Carolina                 -             -        -       2,735            10       8
                          ------            --    -----      ------           ---    ----
    Total Properties      19,389            53      100%     35,364           110     100%

____________________________________


(1)  Based on units.
(2) Does not include a 96-unit multifamily property in Tampa, Florida purchased on June 27, 1997.


PRINCIPAL MARKETS

   The Company's current business is focused on the acquisition and development of multifamily properties located in the Southwest, Southeast and Midwest regions of the United States which have one or more of the following characteristics: (i) a history of poor management, are in need of rehabilitation and/or are experiencing occupancy and financial problems, (ii) owners who are experiencing significant financial difficulties which adversely affect their ability to own and operate the property, (iii) a location in regions where geographic factors or governmental policies restrict or reduce competition, (iv) a location in previously depressed regions that are showing signs of economic growth, and (v) institutional owners who may be predisposed to sell properties at lower valuation levels.

  The following table shows historical market-wide average occupancy rates and average market rents for multifamily properties in markets in which the Company owns more than 1,500 units:



                                                          MARKET DATA FOR PRIMARY MARKETS
                                                         ---------------------------------
                                 Fourth Quarter 1994            Fourth Quarter 1995               Fourth Quarter 1996
                             --------------------------  ---------------------------------  --------------------------------
                                Avg.            Avg.         Avg.        Avg.     % Change     Avg.       Avg.     % Change
                              Occupancy       Rent in     Occupancy    Rent in     in Avg.  Occupancy   Rent in     in Avg.
Market                        in Market        Market     in Market     Market      Rent    in Market    Market      Rent
------                       -------------   ----------  ------------  --------   --------  ---------   -------   ----------

Dallas, TX                        95.0%         $521         95.7%        $544       4.4%       94.9%     $606        11.4%

Houston, TX                       91.5           475         93.9          500       5.3        93.8       517         3.4

Tampa, FL                         94.0           586         92.4          618       5.5        93.8       605        (2.1)

St. Louis, MO                     94.0           564         94.2          580       2.8        92.3       557        (4.0)

Orlando, FL                       91.0           570         95.0          589       3.3        94.5       625         6.1

Charlotte, NC                     94.6           557         93.3          606       8.8        92.8       627         3.5

Austin, TX                        96.1           587         95.5          600       2.2        91.9       602         0.3

---------------
Source: M/PF Research, Inc. 1996 U.S. Apartment Market Report.

PROPERTY OWNERSHIP STRUCTURE

  Before the Paragon Acquisition, the Company owned all of its assets directly or through wholly-owned subsidiaries. Paragon had conducted substantially all of its business, however, through an operating partnership structure. As a result of the Paragon Acquisition, the Company now owns 45.2% of its assets (based on units) through the Operating Partnership, which the Company controls through a wholly-owned subsidiary which serves as the general partner (owning 1% of the Operating Partnership) (the "General Partner") and by the ownership of 79.1% of the OP Units. The other holders of OP Units include entities controlled by former Paragon executive officers and other prior owners of interests in properties or assets owned by Paragon. The OP Units are redeemable for cash or, at the election of the Company, Common Shares on the basis of one OP Unit for one Common Share. Holders of OP Units are not entitled to rights as
shareholders of the Company prior to redemption of their OP Units.   No member
of the Company's management team owns OP Units, and only two of the seven Trust Managers of the Company own OP Units (such Trust Managers being former Paragon directors). Accordingly, management of the Company believes that potential conflicts of interest associated with the Operating Partnership are minimal.

  Generally, all management powers over the business and affairs of the Operating Partnership are exclusively vested in the General Partner, and consequently, the exercise of such powers is controlled by the Company without the consent of holders of OP Units, subject to certain limitations. The General Partner may engage in certain transactions with the Company or affiliates of the Company on behalf of the Operating Partnership, such as the sale or purchase of property or the borrowing or lending of funds, as long as such transactions are fair and reasonable to the Operating Partnership.

  The General Partner has the power at any time to dissolve and liquidate the Operating Partnership, and in connection therewith, to sell or otherwise dispose of all or substantially all of the assets of the Operating Partnership with the consent of holders of two-thirds or more of the OP Units (including OP Units controlled by the Company). Since the Company currently controls 79.1% of the OP Units, it would be able to control the outcome of such a vote. However, the consent of holders of a majority of the OP Units (excluding OP Units controlled by the Company) is required in connection with a sale of all or substantially all of the assets, other than pursuant to the liquidation of the Operating Partnership, or a merger in which the holders of OP Units do not receive the same consideration as shareholders of the Company.

                                USE OF PROCEEDS

  The net cash proceeds from the Offering, after deduction of underwriting discounts and commissions and the estimated expenses of the Offering, are estimated to be approximately $124.1 million (approximately $142.6 million if the Underwriters' over-allotment option is exercised in full). See "Underwriting." The Company intends to apply such net proceeds as follows: (i) approximately $66.7 million to repay secured indebtedness assumed in the Paragon Acquisition, which bears interest at 8.36% per annum (the "Secured Indebtedness"); and (ii) the balance to repay amounts drawn under the Unsecured Credit Facility to fund the Lease-Up Properties completed in the first quarter of 1997, the acquisition of the 96-unit apartment property in Tampa, Florida and other operating activities.

  The Secured Indebtedness matures in July 2000. A $5 million prepayment penalty must be paid in connection with the prepayment of the Secured Indebtedness. The Unsecured Credit Facility matures in July 2000 and bears interest at varying spreads over LIBOR. The Company will, in the ordinary course of business, borrow under the Unsecured Credit Facility to fund acquisition and development costs and satisfy general working capital requirements, but does not intend to use secured debt for new borrowings in the future. No prepayment penalties are required in connection with the repayment of the Unsecured Credit Facility.


                 PRICE RANGE OF COMMON SHARES AND DISTRIBUTIONS

  The Common Shares have been listed on the NYSE under the symbol CPT since 1993. The following table sets forth for the periods indicated, the high and low closing sale prices of the Common Shares as reported on the NYSE Composite Tape and the distribution paid or payable by the Company:



                                Price Range of
                                Common Shares         Distribution
                        ----------------------------- Paid/Payable
                           High             Low        Per Share
                        ------------   -------------- -------------

1997:
  3rd Quarter.........  $31 1/8/(1)/   $30 13/16/(1)/        --
  2nd Quarter.........   31 5/8          26 5/8          $0.490
  1st Quarter.........   28 1/2              27           0.490

1996:
  4th Quarter.........   29 1/4          25 5/8           0.475
  3rd Quarter.........   26 1/2          22 3/4           0.475
  2nd Quarter.........       25          21 3/4           0.475
  1st Quarter.........   24 3/4          22 3/4           0.475

1995:
  4th Quarter.........       24          20 1/8           0.460
  3rd Quarter.........   23 1/4          20 7/8           0.460
  2nd Quarter.........   23 5/8          20 1/4           0.460
  1st Quarter.........       25          20 3/4           0.460

---------------
(1) Through July 15, 1997.

  The Company has paid quarterly distributions to its shareholders continuously since 1993, its first year of operation as a public company, and has increased its distributions four times during such period. The current annualized distribution is $1.96 per Common Share. The Company's current policy is to review the distributions in February of each year, increasing the dividend at a rate which is less than the projected rate of growth in funds from operations per share for the coming year. The amount of such distributions will not be less than such amounts as may be necessary to continue the Company's qualification as a REIT under the Code. The quarterly distribution of $0.49 per share for the second quarter of 1997 is to be paid on July 17, 1997, to shareholders of record as of the close of business on June 30, 1997. Purchasers of the Common Shares offered hereby will not participate in this distribution.

                                 CAPITALIZATION

  The following table sets forth the capitalization of the Company at March 31, 1997, on a historical basis and as adjusted to reflect: (i) the issuance of 9.5 million Common Shares and 2.4 million OP Units at a price of $27.75 per share in connection with the Paragon Acquisition; (ii) the assumption of $249.6 million of secured debt and retirement of a $42.7 secured line of credit in connection with the Paragon Acquisition; (iii) the issuance of $75 million of Reset Notes and $25 million of unsecured seven year notes used to repay a portion of the debt outstanding under the Unsecured Credit Facility, most of which had been drawn to retire secured debt assumed in the Paragon Acquisition; (iv) additional net operating, development and acquisition advances from the Unsecured Credit Facility; and (v) the conversion into Common Shares of $14.4 million principal amount of the Company's 7.33% Convertible Subordinated Debentures, all subsequent to March 31, 1997. These amounts are further adjusted to reflect the sale by the Company of the Common Shares in the Offering, and the application of the assumed net proceeds from the Offering. See "Use of Proceeds."




                                                                               MARCH 31, 1997
                                                             -----------------------------------------------------
                                                               CAMDEN
                                                              PROPERTY                        AS        AS FURTHER
                                                               TRUST        ADJUSTMENTS    ADJUSTED      ADJUSTED
                                                             -----------    -----------    --------     ----------
                                                                                 (In thousands)

Notes Payable:
 Unsecured credit facility and short term notes............   $ 53,000       $ 28,500      $  81,500     $  24,120
 Mortgage notes............................................     37,946        201,850        239,796       173,086
 Senior unsecured notes....................................    173,834        100,000        273,834       273,834
                                                              --------       ---------    ----------    ----------
   Total notes payable.....................................    264,780        330,350        595,130       471,040
                                                              --------       ---------    ----------    ----------

7.33% Convertible Subordinated Debentures..................     21,922        (14,422)         7,500         7,500

Minority Interests.........................................         --         65,268         65,268        65,268

Shareholders' Equity:
 Preferred Shares, $0.01 par value; 10,000 authorized;
  no Preferred Shares issued and outstanding...............         --             --             --            --
 Common Shares, $0.01 par value; 100,000 authorized;
  16,876 issued and outstanding............................        169            101            270           312
 Additional paid-in capital................................    357,033        276,592        633,625       757,673
 Distributions in excess of net income.....................    (53,597)            --        (53,597)      (53,597)
 Unearned restricted share awards..........................     (5,990)            --         (5,990)       (5,990)
                                                              --------       ---------    ----------    ----------
   Total shareholders' equity..............................    297,615         276,693       574,308       698,398
                                                              --------       ---------    ----------    ----------
     Total capitalization..................................   $584,317       $ 657,889    $1,242,206    $1,242,206
                                                              ========       =========    ==========    ==========

                            SELECTED FINANCIAL DATA

     The following tables set forth the summary historical financial data for the Company and the unaudited pro forma combined financial data for the Company and Paragon as a combined entity, giving effect to the Paragon Acquisition as if it had occurred on the dates indicated herein, after giving effect to the pro forma adjustments and further adjustments described in the notes to the unaudited pro forma combined financial statements appearing in the Company's Form 8-K dated April 15, 1997, as amended by the Form 8-K/A on June 16, 1997, which is incorporated herein by reference (the "Paragon Form 8-K"), as well as additional adjustments to reflect (i) the conversion of the Company's 7.33% Convertible Subordinated Debentures into Common Shares subsequent to December 31, 1996 and through May 25, 1997, and (ii) the issuance of the $75 million of Reset Notes. The unaudited pro forma combined financial data do not reflect any adjustments for (i) this Offering or (ii) the issuance of $25 million of unsecured seven year notes. The summary historical operating, balance sheet and cash flow data for each of the years ended December 31, 1994, 1995 and 1996 are derived from the audited financial statements of the Company as reported in its Annual Reports on Form 10-K.

  The unaudited pro forma combined operating and other data are presented as if the Paragon Acquisition had occurred on January 1, 1996. The unaudited pro forma combined balance sheet data at December 31, 1996 is presented as if the Paragon Acquisition had occurred on December 31, 1996. In the opinion of management, all adjustments necessary to reflect the effects of these transactions have been made. The Paragon Acquisition has been accounted for under the purchase method of accounting in accordance with Accounting Principles Board Opinion No. 16.

  The pro forma financial information should be read in conjunction with, and is qualified in its entirety by, the respective historical audited financial statements and notes thereto of the Company and Paragon incorporated by reference into this Prospectus Supplement and the unaudited pro forma financial statements and notes thereto appearing in the Paragon Form 8-K.

  The unaudited pro forma combined operating and other data are presented for comparative purposes only and are not necessarily indicative of what the actual combined results of operations of the Company and Paragon would have been for the year ended December 31, 1996 if the Paragon Acquisition and other adjustments had occurred on January 1, 1996, nor does such data purport to represent the results of future periods. The unaudited pro forma combined balance sheet data is presented for comparative purposes only and is not necessarily indicative of what the actual combined financial position of the Company and Paragon would have been at December 31, 1996, nor does it purport to represent the future combined financial position of the Company and Paragon.


                                                             CAMDEN PROPERTY TRUST
                                             -----------------------------------------------------
                                               PRO FORMA
                                              YEAR ENDED
                                              DECEMBER 31,           YEARS ENDED DECEMBER 31,
                                                 1996          -----------------------------------
                                              (UNAUDITED)           1996         1995       1994
                                             ----------------  -----------  -----------  ---------
                                            (In thousands, except per share and property data amounts)

OPERATING DATA:
Revenues:
 Rental income                                  $    196,822   $  105,785    $  92,275    $ 71,468
 Other income                                         14,758        5,821        4,999       3,988
                                                  ----------    ---------    ---------    --------
   Total revenues                                    211,580      111,606       97,274      75,456

Expenses:
    Property operating and maintenance                79,981       40,604       37,093      29,352
 Real estate taxes                                    21,548       13,192       11,481       8,962
    General and administrative                         8,466        2,631        2,263       2,574
    Interest                                          36,570       17,336       13,843       8,807
    Depreciation and amortization                     45,910       23,894       20,264      16,239
     Minority interest in consolidated
     partnerships                                        106
                                                  ----------    ---------    ---------    --------
  Total expenses                                     192,581       97,657       84,944      65,934
                                                  ----------    ---------    ---------    --------
Income before gain on sales of proerties
     and business, extinguishment of hedges
     upon debt refinancing and minority
     interest                                         18,999       13,949       12,330       9,522

Gain on sales of properties and business              22,097          115
Extinguishment of hedges upon debt
    refinancing                                       (5,351)      (5,351)
                                                  ----------    ---------    ---------    --------
Income before minority interest                       35,745
Minority interest of unitholders in
    Operating Partnership                             (5,851)
Net income                                      $     29,894    $   8,713    $  12,330     $ 9,522

Preferred share dividends                                 (4)          (4)         (39)        (20)
                                                  ----------    ---------    ---------    --------
Net income to common shareholders               $     29,890    $   8,709    $  12,291     $ 9,502
                                                  ==========    =========    =========    ========

Net income per common and common
 equivalent share                               $       1.18    $    0.58    $    0.85     $  0.77
Distributions per common share                  $       1.90    $    1.90    $    1.84     $  1.76
Weighted average number of common
    and common equivalent shares
    outstanding                                       25,246       14,940       14,424      12,311

BALANCE SHEET DATA (AT END OF PERIOD):
Real estate assets                              $  1,291,492    $ 646,545    $ 607,598    $ 510,324
Accumulated depreciation                             (56,369)     (56,369)     (36,800)     (17,731)
Total assets                                       1,267,577      603,510      582,352      504,284
Notes payable                                        562,204      244,182      235,459      149,547
Series A preferred shares                                                        1,950        1,950
Shareholders'/partners' equity                       572,797      295,428      267,829      277,604
Common shares outstanding                             26,827       16,521       14,514       14,273



                                                             CAMDEN PROPERTY TRUST
                                             -----------------------------------------------------
                                               PRO FORMA
                                              YEAR ENDED
                                              DECEMBER 31,           YEARS ENDED DECEMBER 31,
                                                 1996          -----------------------------------
                                              (UNAUDITED)           1996         1995       1994
                                             ----------------  -----------  -----------  ---------
                                            (In thousands, except per share and property data amounts)

OTHER DATA:
Cash flows provided by (used in):
    Operating activities                                N/A    $  41,267    $  37,594     $ 33,560
    Investing activities                                N/A      (41,697)     (97,003)    (198,087)
    Financing activities                                N/A        2,560       59,404      159,388
Funds from operations(1)                                N/A       36,895       31,629       25,741
Funds from operations assuming                          N/A       39,999       35,260       28,604
 conversions of convertible securities(1)

PROPERTY DATA:
Number of operating properties
    (at end of period)                                  105           48           50           48
Number of operating units
    (at end of period)                               33,565       17,611       16,742       15,783
Number of operating units
    (weighted average)                               32,968       17,362       16,412       13,694
Weighted average monthly revenue per unit       $       535    $     536    $     494     $    459
Properties under development
    (at end of period)                                    9            6            9            8


______________________
(1) Funds from operations ("FFO") is considered an appropriate measure of the performance of an equity REIT. FFO, as currently defined by the National Association of Real Estate Investment Trusts ("NAREIT"), represents net income (computed in accordance with generally accepted accounting principles ("GAAP")), excluding gains (or loss) from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for
unconsolidated partnerships and joint ventures.   In addition, extraordinary or
unusual items, along with significant non-recurring events that materially distort the comparative measure of FFO, should be disregarded in its calculation. Prior to March 1995, the NAREIT definition of FFO required the add back of non-real estate depreciation and amortization, such as loan cost amortization. The Company has historically reported FFO according to the definitions prescribed by NAREIT. FFO does not represent cash flows from operating activities as defined by GAAP and should not be considered as an alternative to net income as an indicator of the Company's operating performance. FFO is not a measure of liquidity, nor is it indicative of cash available to fund other cash flow needs, including principal amortization, capital improvements and distributions to shareholders. Further, FFO as disclosed by other REITs may not be comparable to the Company's calculation of FFO.

                                   MANAGEMENT

  The Company's executive management team has not significantly changed since the Paragon Acquisition. No former Paragon director or employee presently serves as an executive officer of the Company, while two former directors of Paragon now serve as Trust Managers of the Company. The following table and biographical information set forth certain information concerning the officers and Trust Managers of the Company:

   Name              Age   Position                           Trust Manager/Officer Since
----------------    ----   --------                           ---------------------------
Richard J. Campo      42  Chairman of the Board of Trust                 May 1993
                          Managers and Chief Executive Officer

D. Keith Oden         40  President, Chief Operating                     May 1993
                          Officer and Trust Manager

William R. Cooper     60  Trust Manager                                 April 1997

George A. Hrdlicka    65  Trust Manager                                October 1993

Lewis A. Levey        55  Trust Manager                                 April 1997

F. Gardner Parker     55  Trust Manager                                  July 1993

Steven A. Webster     45  Trust Manager                                  July 1993

Michael W. Biggs      46  Senior Vice President - Asset                  May 1993
                          Management

G. Steven Dawson      39  Senior Vice President - Finance,               May 1993
                          Chief Financial Officer, Treasurer
                          and Assistant Secretary

Alison L. Dimick      34  Senior Vice President -                        April 1997
                          Acquisitions and Dispositions

James M. Hinton       40  Senior Vice President - Development           December 1993


Elizabeth Pringle     39  Senior Vice President - General                 May 1993
 Johnson                  Counsel, Secretary and Assistant
                          Treasurer

H. Malcolm Stewart    45  Senior Vice President -                        December 1993
                          Construction


     Richard J. Campo has been the Chairman of the Board of Trust Managers and Chief Executive Officer of the Company since it was formed in May 1993. From June 1993 through December 1993, Mr. Campo also was the President of the Company. Mr. Campo co-founded the Centeq group of companies ("Centeq") and its predecessor entities in 1982 and has been continuously involved as a principal executive officer and director of Centeq and its predecessors since 1982.

     D. Keith Oden has been the President and Chief Operating Officer of the Company since December 1993. From July 1993 through December 1993, Mr. Oden was a consultant to the Company. Mr. Oden co-founded Centeq and its predecessor entities in 1982 and has been continuously involved as a principal executive officer and director of Centeq and its predecessors since 1982.

     William R. Cooper is currently a private investor who prior to April 1997 had served for 30 years in a variety of capacities with Paragon or its
predecessor.   Most recently, Mr. Cooper served as Chairman of the Board of
Directors and Chief Executive Officer of Paragon and Paragon Group Holdings, Inc. Mr. Cooper is a member of the Board of Directors for the Advisory Board of the Society of Industrial and Office Realtors, the Presbyterian Healthcare System and the National Realty Committee.

     George A. Hrdlicka is a founding partner of the law firm of Chamberlain Hrdlicka White Williams & Martin and has been primarily involved in the practice of tax law since 1965. He is a regular lecturer on tax subjects at institutes and seminars around the country and is Board Certified as a tax lawyer by the Texas Board of Legal Specialization. He currently serves as a member of the Texas Board of Legal Specialization staff.

     Lewis A. Levey is currently a private investor who prior to April 1997 had served for 26 years in a variety of capacities with Paragon or its predecessor entity. Most recently, Mr. Levey served as Vice Chairman of the Board of Directors and as a director of Paragon and Paragon G.P. Holdings, Inc. Mr. Levey is currently a member of the Board of Directors of the National Multi-Housing Council, and a Council member of the Urban Land Institute.

     F. Gardner Parker is a private investor and has been involved in structuring private and venture capital investments for the past twelve years. Mr. Parker was with Ernst & Young from 1970 to 1984 and was a partner with the firm from 1977 to 1984. Mr. Parker is Chairman of the Board of three privately held companies and is a director of three additional privately held companies.

     Steven A. Webster currently serves as Chairman and Chief Executive Officer of Falcon Drilling Company, Inc., a publicly-held oil and gas drilling contractor. Mr. Webster also serves as managing general partner of a group of affiliated venture capital investment partnerships. Mr. Webster is a director of Crown Resources Corporation, a precious metals mining concern, and DI Industries, Inc., an onshore drilling contractor, both of which are publicly held.

     Michael W. Biggs has been the Senior Vice President--Asset Management of the Company since May 1993. Prior to the formation of the Company, from 1992 to 1993, Mr. Biggs was President of Centeq's property management division and responsible for managing properties owned by Centeq. Prior thereto, Mr. Biggs was Vice President of The Dickson Group (a real estate property management company) from 1989 to 1992.

     G. Steven Dawson has been the Senior Vice President--Finance, Chief Financial Officer and Treasurer of the Company since May 1993 and Assistant Secretary of the Company since December 1993. Prior to the formation of the Company, from 1990 to 1993, Mr. Dawson was Senior Vice President--Finance and Chief Financial Officer of Centeq.

     Alison L. Dimick joined the Company in April 1997 as Senior Vice President- -Acquisitions & Dispositions. Prior to joining the Company, Ms. Dimick was Vice President of Acquisitions for MIG Realty Advisors, a pension fund advisor specializing in multifamily properties. From 1986 to 1991, she served in a variety of capacities with Grubb & Ellis Realty Advisors, most recently as Vice President of Portfolio Management.

     James M. Hinton has been the Senior Vice President--Development of the Company since June 1996. Mr. Hinton was Vice President of Development for Camden Development, Inc. from December 1993 to May 1996. Prior thereto, Mr. Hinton was the National Multifamily Asset Manager for J.E. Robert Company from February 1991 to November 1993.

     Elizabeth Pringle Johnson has been the Senior Vice President--General Counsel and Secretary of the Company since May 1993 and Assistant Treasurer since December 1993. Prior to the formation of the Company, Ms. Johnson was General Counsel to Centeq from 1992 to 1993. Prior thereto, Ms. Johnson was a shareholder in the law firm of Winstead Sechrest & Minick P.C. from 1991 to 1992.

     H. Malcolm Stewart has been the Senior Vice President--Construction since December 1993. Mr. Stewart was the President of Centeq's construction division from 1989 to December 1993.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general summary of the material federal income tax considerations to the Company based on current law and is for general information only. The following discussion is not exhaustive of all possible tax considerations and is not tax advice. Moreover, this summary does not deal with all tax aspects that might be relevant to a particular prospective holder of Common Shares in light of its individual investment or tax circumstances; nor does it deal with particular types of holders that are subject to special treatment under the Code, such as insurance companies, financial institutions and broker-dealers. The Code provisions governing the federal income tax treatment of REITs are highly technical and complex, and this summary is qualified in its entirety by the applicable Code provisions, rules and regulations promulgated thereunder, and administrative and judicial interpretations thereof.

     EACH PROSPECTIVE PURCHASER IS URGED TO CONSULT HIS OR HER OWN TAX ADVISOR WITH RESPECT TO SUCH PURCHASER'S SPECIFIC FEDERAL, STATE, LOCAL, FOREIGN AND OTHER TAX CONSEQUENCES OF THE PURCHASE, HOLDING AND SALE OF COMMON SHARES AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.

     The Company has elected to be taxed as a REIT under the Code. The Company believes that is has been organized, has operated and will operate in such a manner as to qualify for taxation as a REIT under the Code. No assurance can be given, however, that such requirements will be met in the future.

FEDERAL INCOME TAXATION OF THE COMPANY

     If and as long as the Company qualifies for taxation as a REIT, it generally will not be subject to federal corporate income taxes on that portion of its ordinary income or capital gain that is currently distributed to shareholders. The REIT provisions of the Code generally allow a REIT to deduct dividends paid to its shareholders. This deduction for dividends paid to shareholders substantially eliminates the federal "double taxation" on earnings (once at the corporate level and once again at the shareholder level) that usually results from investments in a corporation.

     Even if the Company qualifies for taxation as a REIT, the Company will be subject to federal income tax, however, as follows:

          First, the Company will be taxed at regular corporate rates on its undistributed REIT taxable income, including undistributed net capital gains.

          Second, under certain circumstances, the Company may be subject to the "alternative minimum tax" as a consequence of its items of tax preference to the extent that such tax exceeds its regular tax.

          Third, if the Company has net income from the sale or other disposition of "foreclosure property" that is held primarily for sale to customers in the ordinary course of business or other non-qualifying income from foreclosure property, it will be subject to tax at the highest corporate rate on such income.

          Fourth, if the Company has net income from prohibited transactions (which are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business, but excluding foreclosure property), such income will be subject to a 100% tax.

          Fifth, if the Company should fail to satisfy certain gross income tests, but has nonetheless maintained its qualification as a REIT because certain other requirements had been met, it will be subject to a 100% tax on the net income attributable to the greater of the amount by which the Company fails such tests, multiplied by a fraction intended to reflect the Company's profitability.

          Sixth, if the Company fails to distribute during each year at least the sum of (i) 85% of its REIT ordinary income for such year, (ii) 95% of its REIT capital gain net income for such year and (iii) any undistributed taxable income from prior periods, the Company will be subject to a 4% excise tax on the excess of such required distributions over the distributed amount.

          Seventh, if the Company should acquire any asset from a C corporation (i.e., a corporation subject to full corporate-level tax) in a carryover-basis transaction and the Company subsequently recognizes gain on the disposition of such asset during the ten-year period (the "Recognition Period") beginning on the date on which the asset was acquired by the Company, then the excess of (a) the fair market value of the asset as of the beginning of the applicable Recognition Period over (b) the Company's adjusted basis in such asset as of the beginning of such Recognition Period will be subject to tax at the highest regular corporate rate, pursuant to guidelines issued by the IRS.

FAILURE TO QUALIFY

     If the Company fails to qualify for taxation as a REIT in any taxable year and certain relief provisions do not apply, the Company will be subject to tax (including any applicable alternative minimum tax) on its taxable income at regular corporate rates. Distributions to shareholders in any year in which the Company fails to qualify as a REIT will not be deductible by the Company nor will they be required to be made. In such event, to the extent of current and accumulated earnings and profits, all distributions to shareholders will be dividends, taxable as ordinary income, and subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction. Unless the Company is entitled to relief under specific statutory provisions, the Company also will be disqualified from taxation as a REIT for the four taxable years following the year during which qualification was lost. It is not possible to state whether in all circumstances the Company would be entitled to such statutory relief. For example, if the Company fails to satisfy the gross income tests because nonqualifying income that the Company intentionally incurs exceeds the limit on such income, the IRS could conclude that the Company's failure to satisfy the tests was not due to reasonable cause.

                                  UNDERWRITING

     Subject to the terms and conditions of an Underwriting Agreement, dated July 15, 1997 (the "Underwriting Agreement"), Donaldson, Lufkin & Jenrette Securities Corporation and Merrill Lynch, Pierce, Fenner & Smith Incorporated have severally agreed to purchase from the Company the respective number of Common Shares set forth opposite their names below:



                                                         Number of
Underwriters                                           Common Shares
------------                                           -------------

Donaldson, Lufkin & Jenrette Securities Corporation.. 2,422,581 Merrill Lynch, Pierce, Fenner & Smith
     Incorporated....................................      1,777,419
                                                           ---------
  TOTAL..............................................      4,200,000
                                                           =========

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase and accept delivery of the Common Shares offered hereby are subject to approval by their counsel of certain legal matters and to certain other conditions. The Underwriters are obligated to purchase and accept delivery of all the Common Shares offered hereby (other than those Common Shares covered by the over-allotment option described below) if any are purchased.

     The Underwriters initially propose to offer the Common Shares in part directly to the public at the public offering price set forth on the cover page of this Prospectus Supplement and in part to certain dealers (including the Underwriters) at such price less a concession not in excess of $0.93 per share. The Underwriters may allow, and such dealers may re-allow, to certain other dealers a concession not in excess of $0.10 per share.

     The Company granted to the Underwriters an option exercisable within 30 days after the date of this Prospectus Supplement to purchase, from time to time, in whole or in part, up to an aggregate of 630,000 additional Common Shares at the public offering price less underwriting discounts and commissions. The Underwriters may exercise such option solely to cover over-allotments, if any, made in connection with the Offering. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase their pro rata portion of such additional Common Shares based on such Underwriter's percentage underwriting commitment as indicated in the preceding table.


     Donaldson, Lufkin & Jenrette Securities Corporation has agreed to reimburse approximately $600,000 to the Company on account of expenses payable or paid by the Company and other items. The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

     Each of the Company, its executive officers and its Trust Managers has agreed, subject to certain exceptions, not to (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase or otherwise transfer or dispose of, directly or indirectly, any Common Shares or OP Units or any securities convertible into or exercisable or exchangeable for Common Shares or OP Units or (ii) enter into any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any Common Shares or OP Units (regardless of whether any of the transactions described in clause (i) or (ii) is to be settled by the delivery of Common Shares or OP Units, or such other securities, in cash or otherwise) for a period of 90 days after the date of this Prospectus Supplement (with certain exceptions) without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation. Additionally, during such period, the Company also has agreed not to file any registration statement with respect to, and each of its executive officers and Trust Managers has agreed not to make any demand for, or exercise any right with respect to, the registration of any Common Shares or any securities convertible into or exchangeable for Common Shares without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Other than in the United States, no action has been taken by the Company or the Underwriters that would permit a public offering of the Common Shares offered hereby in any jurisdiction where action for that purpose is required. The Common Shares offered hereby may not be offered or sold, directly or indirectly, nor may this Prospectus Supplement or any other offering material or advertisements in connection with the offer and sale of any such Common Shares be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of such jurisdiction. Persons into whose possession this Prospectus Supplement comes are advised to inform themselves about and to observe any restrictions relating to the Offering of the Common Shares and the distribution of this Prospectus Supplement. This Prospectus Supplement does not constitute an offer to sell or a solicitation of an offer to buy any Common Shares offered hereby in any jurisdiction in which such an offer or a solicitation is unlawful.

     In connection with the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Shares. Specifically, the Underwriters may over-allot the Offering, creating a syndicate short position. Underwriters may bid for and purchase Common Shares in the open market to cover such syndicate short positions and to stabilize the price of the Common Shares. These activities may stabilize or maintain the market price of the Common Shares above independent market levels. The Underwriters are not required to engage in these activities, and may end any of these activities at any time.

                                 LEGAL MATTERS

     Certain legal matters with respect to the Common Shares offered hereby will be passed upon for the Company by Liddell, Sapp, Zivley, Hill & LaBoon, L.L.P., Dallas, Texas, and for the Underwriters by Goodwin, Procter & Hoar LLP, Boston, Massachusetts.

                                    EXPERTS

     The consolidated financial statements and the related financial statement schedule of the Company as of December 31, 1996 and 1995 and for each of the three years in the period ended December 31, 1996 included in the Company's Annual Report on Form 10-K for the year ended December 31, 1996 and incorporated by reference in this Prospectus Supplement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     The consolidated and combined financial statements and the related financial statement schedule of Paragon for the years ended December 31, 1996, 1995, and 1994 as restated, included in the Paragon Form 8-K, and incorporated by reference in this Prospectus Supplement have been audited by Ernst & Young LLP, independent auditors, as stated in their reports which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                     (This page intentionally left blank)

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-------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED OR INCOR-PORATED BY REFERENCE IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PRO-SPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIV-ERY OF THIS PROSPECTUS SUPPLEMENT NOR THE PROSPECTUS NOR ANY SALE MADE HEREUN-DER OR THEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED OR INCORPORATED BY REFERENCE HEREIN OR THEREIN IS CORRECT AS OF ANY TIME SUB-SEQUENT TO ITS DATE.

                                 ------------

                               TABLE OF CONTENTS

                           PROSPECTUS SUPPLEMENT                            PAGE
Summary....................................................................  S-3
Risk Factors...............................................................  S-5
The Company................................................................ S-10
Recent Developments........................................................ S-10
Properties................................................................. S-13
Use of Proceeds............................................................ S-15
Price Range of Common Shares and Distributions............................. S-15
Capitalization............................................................. S-16
Selected Financial Data.................................................... S-17
Management................................................................. S-20
Certain Federal Income Tax Considerations.................................. S-22
Underwriting............................................................... S-23
Legal Matters.............................................................. S-24
Experts.................................................................... S-24
                                PROSPECTUS
Available Information......................................................    2
Incorporation of Certain Documents by
 Reference.................................................................    2
The Company................................................................    3
Use of Proceeds............................................................    4
Description of Common Shares...............................................    4
Description of Preferred Shares............................................    6
Description of Securities Warrants.........................................   10
Description of Debt Securities.............................................   12
Ratio of Earnings to Fixed Charges.........................................   21
Plan of Distribution.......................................................   22
Legal Matters..............................................................   23
Experts....................................................................   23

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                               4,200,000 SHARES

                                     LOGO
                 [LOGO OF CAMDEN PROPERTY TRUST APPEARS HERE]

                                 COMMON SHARES
                            OF BENEFICIAL INTEREST

                               ----------------

                             PROSPECTUS SUPPLEMENT

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                             SECURITIES CORPORATION
                              MERRILL LYNCH & CO.

                                 JULY 16, 1997

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